Contact:          John P. Saldarelli
                  Secretary and Treasurer
                  (914) 242-7700

                              FOR IMMEDIATE RELEASE

                       AMERICAN REAL ESTATE PARTNERS, L.P.
            TO ACQUIRE REMAINING INTEREST IN STRATOSPHERE CORPORATION

Mount Kisco, New York, September 19, 2000 - American Real Estate Partners, L.P., (NYSE: ACP) ("AREP") announced today that it has agreed with Carl C. Icahn and Stratosphere Corporation, ("Stratosphere") which owns and operates a hotel and casino in Las Vegas, to acquire the remaining shares of Stratosphere that AREP does not currently own. AREP currently owns approximately 51% of Stratosphere and Mr. Icahn owns approximately 38.6%.

Stratosphere's Board of Directors has agreed to a going private transaction pursuant to which the stockholders who are unaffiliated with Icahn will receive a cash price of $45.32 per share, and the Icahn related stockholders (other than AREP) will receive a cash price of $ 44.33 per share. AREP will pay an aggregate of approximately $44.3 million for the Stratosphere shares. Mr. Icahn owns approximately 85% of the outstanding equity interests in AREP.

AREP will advance to Stratosphere an aggregate of approximately $100 million, which funds will be used to build the addition to the hotel and to purchase the shopping center on the Stratosphere property.

AREP also announced that this acquisition is the beginning of a new focus for AREP which could take it deeper into the entertainment and gaming industries. It believes that, with respect to the entertainment and media businesses, there may be synergies between production companies for movies and live entertainment and supplying entertainment content to hotels and casinos. AREP will also be looking at other companies in these fields.

This release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary due to the risks and uncertainties which exist regarding the matters contained in the forward-looking statements.

American Real Estate Partners, L.P. is a master limited partnership primarily engaged in acquiring and managing real estate investments with a primary focus on office, retail, industrial, hotel and residential properties.